

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

June 14, 2010

Mr. Steven M. Shindler
Chief Executive Officer
NII Holdings, Inc.
1875 Explorer Street, Suite 1000
Reston, Virginia 20190

Re: NII Holdings, Inc.
Annual Report on Form 10-K for the fiscal year ended December 31, 2009
Filed February 25, 2010
Definitive Proxy Materials on Schedule 14A
Filed April 1, 2010
File No. 0-32421

Dear Mr. Schindler:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement
Compensation Discussion and Analysis, page 15

1. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or Kathleen Krebs, Special Counsel, at (202) 551-3350, with any questions.

Sincerely,

Larry Spirgel
Assistant Director